SECURITES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-25109

                            NOTICATION OF LATE FILING

(Check One):[ x ]  Form 10-K        [   ]  Form 11-K        [   ]  Form 20-F
            [   ]  Form 10-Q        [   ]  Form N-SAR

         For Period Ended:  July 31, 1999
                          -----------------

[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-K    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K
         For Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing listed above,
identify the item(s) to which the notification relates:   None


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Integrated Food Resources, Inc.
Former name if applicable:  N/A
Address of principal executive offices: 6700 SW Sandburg Street
City, state and zip code:  Tigard, Oregon  97223

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b)     The subject annual report, semi-annual report, transition
[ x ] report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
                      and
              (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                                    PART III
                                    NARRATIVE

         The Registrant is unable to file Form 10-KSB because its audited financial statements for the fiscal year ending July 31, 1999 have not been completed. The Registrant's auditors are finalizing their work, and it is anticipated that the audit report and the accompanying financial statements will be available on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification: Dal Norris 503-598-9884

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to files such report(s) been filed? If the answer is no, identify report(s).[ x ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [ x ] No

         If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Integrated Food Resources, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    October 29, 1999        By:      /s/ Alain L. de la Motte
         -----------------                ------------------------------------

                                          Alain L. de la Motte
                                          Chairman and Chief Executive Officer